

Mail Stop 3561

December 30, 2009

<u>Via U.S. Mail and Facsimile</u>

Mr. John P. Byrnes, Chief Executive Officer
Lincare Holdings Inc.
19387 US 19 North
Clearwater, Florida

> **Re:** **Lincare Holdings Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **File No. 000-19946**

Dear Mr. Byrnes:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter

<u>Item 9A. Controls and Procedures, page 38</u>

<u>(a) Evaluation of Disclosure Controls and Procedures, page 38</u>

1. We note you have concluded that the Company's disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company is recorded, processed, summarized and reported within the required time periods. Please tell us and expand your conclusion in future filings

to disclose, if true, that you concluded your disclosure controls and procedures were effective in timely alerting your chief executive officer and chief financial offer to material information required to be included in your periodic SEC filings. Alternatively, you may simply conclude that your disclosure controls and procedures were effective. Refer to Exchange Act Rule 13a-15(e).

Exhibits, page 43

2.   It appears that certain exhibits [e.g., Exhibits 10.70(D), Exhibits 10.60(G) and 10.68(R)] are not complete. We note, for example, that various schedules and exhibits seem to be missing from Exhibit 10.70(D); and none of the schedules to Exhibits 10.60(G) and 10.68(R) appear to have been filed. In your next periodic report, please file executed agreements in their entirety, including all schedules, exhibits, annexes, appendices, etc.

Closing comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

Mr. John P. Byrnes
Lincare Holdings, Inc.
December 30, 2009
Page 3

      United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Any questions regarding the accounting comment may be directed to Steve Lo at (202) 551-3394 or Ryan Milne, Branch Chief, at (202) 551-3688. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326 or me at (202) 552-3790, who supervised the review of your filing.

      Sincerely,

John Reynolds
Assistant Director